Support File





10045480

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

September 14, 2009

| Act | Exchange |
|---|---|
| Section | Various |
| Rule | Rules 101 & 102 of Regulation M; 10b-17 |
| Public Availability | 9/14/2009 |

W. John McGuire, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

**Re: AdvisorShares Trust Actively-Managed Exchange Traded Fund of Exchange Traded Funds and Exchange Traded Products**
**File No. TP 09-63**

Dear Mr. McGuire:

In your letter dated September 14, 2009, as supplemented by conversations with the staff of the Division of Trading and Markets ("Division"), AdvisorShares Trust (the "Trust") on behalf of itself, the Dent Tactical ETF (the "Dent ETF"), any national securities exchange or national securities association on or through which shares issued by the Dent ETF ("Shares") may subsequently trade, and persons or entities engaging in transactions in Shares, requests exemptions from, or interpretive or no-action advice regarding Rule 10b-17 under the Securities Exchange Act of 1934 ("Exchange Act") and Rules 101 and 102 of Regulation M in connection with secondary market transactions in Shares and the creation or redemption of Creation Units as discussed in your letter. We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined in your letter, unless we note otherwise.

The Trust was organized on July 30, 2007, as a Delaware statutory trust. The Trust is registered with the Commission under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company. The Trust currently consists of one portfolio, the Dent ETF, which seeks long-term growth of capital by investing primarily in other exchange-traded funds and other exchange-traded products. While the Dent ETF will not seek to track the performance of an underlying index, the Dent ETF will otherwise operate in the same manner as an index-based fund of ETFs. In your letter, you represent the following:

- Shares of the Dent ETF will be issued by an open-end management investment company that is registered with the Commission;
- The Dent ETF will continuously redeem, at net asset value ("NAV"), Creation Unit aggregations of 25,000 Shares valued at a minimum of $1.25 million, and the secondary market price of the Shares should not vary substantially from the NAV of such Shares;

- Shares of the Dent ETF will be listed and traded on the New York Stock Exchange;

- The Dent ETF intends to invest at least 90% of the portfolio of the Dent ETF in ETFs or other exchange traded products such as exchange traded notes, exchange traded currency trusts, and exchange traded commodity pools and all such ETFs or other exchange-traded products will either meet the conditions set forth in an applicable Class Relief Letter or have received individual relief from the Commission;

- On each Business Day before commencement of trading in Shares on the Exchange, the Dent ETF will disclose on its website the identities and quantities of the securities and other assets held by the Dent ETF, which will form the basis for the Dent ETF's calculation of NAV at the end of the Business Day; and

- The Exchange or other information provider will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing on a per Share basis, the sum of the current value of the In-Kind Creation Securities and the estimated Cash Component.

*Response*:

*Regulation M*

Redeemable securities issued by an open-end management investment company are excepted from the provisions of Rule 101 and 102 of Regulation M. The Commission granted the Trust an exemption from certain provisions of the 1940 Act in order to permit the Trust to maintain its registration as an open-end management investment company and to issue shares that are redeemable only in Creation Unit size aggregations of Shares.

*Rule 101 of Regulation M*

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exceptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of a distribution until after the applicable restricted period except as specifically permitted in the Regulation. The provisions of Rule 101 of Regulation M apply to underwriters, prospective underwriters, brokers, dealers, or other persons who have agreed to participate or are participating in a distribution of securities.

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Trust is a registered open-end management investment company that will continuously redeem at the NAV

Creation Unit size aggregations of the Shares of the Dent ETF, and the secondary market price of the Shares of the Dent ETF should not vary substantially from the NAV of such Shares, which is based on the identity and quantity of the securities and the other assets held by the Dent ETF, the Division hereby confirms that the Trust is excepted under paragraph (c)(4) of Rule 101 of Regulation M with respect to the Dent ETF thus permitting persons who may be deemed to be participating in a distribution of Shares of the Dent ETF to bid for or purchase such Shares during their participation in such distribution.[1]

The Division also confirms the interpretation of Rule 101 of Regulation M that a redemption of Creation Unit size aggregations of Shares of the Dent ETF and the receipt of In-Kind Redemption Securities in exchange therefor by a participant in a distribution of Shares of the Dent ETF would not constitute an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" within the meaning of Regulation M, and therefore would not violate Regulation M.

*Rule 102 of Regulation M*

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder. Rule 100 of Regulation M defines "distribution" to mean any offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

On the basis of your representations and the facts presented, particularly that the Trust is a registered open-end management investment company that will redeem at the NAV Creation Units of Shares of the Dent ETF, the Division hereby confirms that the Trust is excepted under paragraph (d)(4) of Rule 102 of Regulation M with respect to the Dent ETF, thus permitting the Dent ETF to redeem Shares of the Dent ETF during the continuous offering of such Shares.

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[1] We note that Regulation M does not prohibit a distribution participant and its affiliated purchasers from bidding for and purchasing portfolio securities in accordance with the exceptions contained in paragraphs (b)(6) and (c)(1) of Rule 101. Rule 101(b)(6)(i) excepts basket transactions in which bids or purchases are made in the ordinary course of business in connection with a basket of 20 or more securities in which a covered security does not comprise more that 5% of the value of the basket purchased. Rule 101(b)(6)(ii) excepts adjustments to such a basket made in the ordinary course of business as a result of a change in the composition of a standardized index. Also, Rule 101(c)(1) excepts transactions in actively-traded securities, that is, securities that have an average daily trading volume value of at least $1 million and are issued by an issuer whose common equity securities have a public float value of at least $150 million; provided however, that such securities are not issued by the distribution participant or an affiliate of the distribution participant.

*Rule 10b-17*

Rule 10b-17, with certain exceptions, requires an issuer of a class of publicly traded securities to give notice of certain specified actions (for example, a dividend distribution, stock split, or rights offering) relating to such class of securities in accordance with Rule 10b-17(b).

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Commission has determined to grant an exemption from the 1940 Act to register the Trust as an open-end management investment company notwithstanding the fact that it issues Shares with limited redeemability, the Commission hereby grants an exemption from the requirements of Rule 10b-17 to the Trust with respect to transactions in the Shares.[2]

The foregoing exemptions from Rule 10b-17 under the Exchange Act and the interpretive advice regarding Rules 101 and 102 of Regulation M are based solely on your representations and the facts presented to the Division, and are strictly limited to the application of those rules to transactions involving the Shares of the Dent ETF under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing exemptions from Rule 10b-17 under the Exchange Act and the interpretive advice regarding Rules 101 and 102 of Regulation M are subject to the condition that such transactions in Shares of the Dent ETF, In-Kind Creation Security, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

These exemptions and interpretations are subject to modification or revocation if at any time the Commission or Division determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these exemptions and interpretations are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these exemptions and interpretations.

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[2] We also note that compliance with Rule 10b-17 would be impractical in light of the nature of the Dent ETF. This is because it is not possible for the Trust to accurately project ten days in advance what dividend, if any, would be paid on a particular record date.

The Division expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

For the Commission, by the Division of Trading and Markets,
pursuant to delegated authority,



Josephine J. Tao
Assistant Director

Attachment

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW



**W. John McGuire**
Partner
202.739.5654
wjmcguire@MorganLewis.com

September 14, 2009

Ms. Josephine J. Tao
Assistant Director
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

**Re: Request by Actively-Managed Exchange Traded Fund of Exchange Traded Funds and Exchange Traded Products for Exemptive, Interpretive or No-Action Relief from Rule 10b-17, and Rules 101 and 102 of Regulation M, promulgated under the Securities Exchange Act of 1934.**

Dear Ms. Tao:

AdvisorShares Trust (the "Trust") is an open-end management investment company organized on July 30, 2007 as a Delaware statutory trust. The Trust is currently comprised of one series, the Dent Tactical ETF (the "Dent ETF").

The Trust on behalf of itself, the Dent ETF, and any national securities exchange or national securities association on or through which the shares subsequently trade (each such market being an "Exchange"), and persons or entities engaging in transactions in shares issued by the Dent ETF ("Shares"), as applicable, requests that the Securities and Exchange Commission (the "Commission" or the "SEC") grant exemptive, interpretive or no-action relief from Rule 10b-17 under the Securities Exchange Act of 1934 (the "Exchange Act"), and Rules 101 and 102 of

Regulation M, in connection with secondary market transactions in Shares and the creation and redemption of Creation Units, as discussed below.

The Trust will issue and redeem Shares of the Dent ETF in aggregations of 25,000 Shares ("Creation Units"), with a minimum market value of $1,250,000. The Trust has filed a registration statement on Form N-1A and will have the Shares listed on the New York Stock Exchange. The Trust is overseen by a board of trustees (the "Board") that will maintain the composition requirements of Section 10 of the Investment Company Act of 1940, as amended (the "1940 Act"). The Dent ETF will adopt fundamental policies consistent with the 1940 Act and be classified as "diversified" under the 1940 Act. The Dent ETF intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company diversification requirements of the Internal Revenue Code of 1986, as amended. The Dent ETF will be a fund of exchange traded funds ("ETFs") and intends to invest at least 90% of its portfolio[1] in shares of other ETFs and certain other exchange traded products, including, but not limited to, exchange-traded notes, exchange-traded currency trusts and exchange-traded commodities pools. The only ETFs in which the Dent ETF invests will be organized in the United States, registered under the 1940 Act and listed on an Exchange. The other exchange traded products in which the Dent ETF invests will issue equity securities and be listed on an Exchange.

[1] The remainder of the portfolio will include short-term U.S. Government securities, short-term debt securities and money market instruments including shares of other mutual funds, commercial paper, certificates of deposit, bankers' acceptances and repurchase agreements.

The SEC staff ("Staff") has previously issued relief identical to that requested herein to actively-managed ETFs[2], to index-based ETFs which are funds of ETFs,[3] as well as index-based ETFs, listed and traded on a national securities exchange which meet certain conditions.[4] The Index IQ Letter provided relief specific to the funds described therein and, therefore, the Trust and the Dent ETF are not entitled to rely on the Index IQ Letter for relief. Further, because the Dent ETF is not an index-based ETF, it is not entitled to rely on the relief previously provided to index-based ETFs. The Trust and Dent ETF note, however, that their proposal—the creation and issuance by an actively-managed investment company of shares that individually trade on an Exchange, but that can only be purchased from and redeemed with the issuing investment company in large aggregations—is no longer novel. The Commission has in the past sixteen years considered and approved many similar proposals. Some of the index-based products for which relief has been granted have been trading publicly for years, and the Trust is not aware of any abuses associated

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2 *See* Letter from Josephine Tao to Wisdom Tree Trust, dated May 9, 2008 (the "Wisdom Tree Letter"). In the WisdomTree Letter, the Staff stated that it has repeatedly expressed its views on Exchange Act Section ll(d)(I) and Exchange Act Rules l0b-l0, lldl-2, 15cl-5 and 15cl-6 with respect to ETFs that are not tied to an index. The Staff stated that it therefore would not respond to requests for relief under Section 11(d)(1) or Rules l0b-l0, 11ldl-2, 15cl-5, and 15cl-6 relating to ETFs that are not managed to track a particular index unless they present novel or unusual issues. Because the Trust does not believe that the creation, redemption, listing or trading of Shares should present any novel or unusual issues, the Trust does not request relief from Section 11 (d)( 1) or Rules 10b-l0, 11d 12, l5cl-5 and 15cl-6 under the Exchange Act. As indicated below, the Board has authorized a Distribution and Service Plan ("Plan") pursuant to Rule 12b-l under the 1940 Act, but no such fee is currently being paid by the Dent ETF and the Board has not approved any payments for the current fiscal year. We understand that the exemptive and no-action relief under Section 11(d)(1) would not be available to any broker-dealer that received 12b-1 fees under the Plan. *See* Letter from Catherine McGuire, Esq., Chief Counsel Division of Market Regulation to the Securities Industry Association Derivative Products Committee, dated November 21, 2005 (the "SIA Letter").

3 *See* Letter from Josephine Tao to Index IQ ETF Trust, dated March 25, 2009(the "Index IQ Letter").

4 *See* Letter from James A. Brigagliano to Power-Shares Exchange-Traded Fund Trust regarding Class Relief for Exchange Traded Index Funds dated October 24, 2006; SIA Letter; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Claire P. McGrath, Vice President and Special Counsel, American Stock Exchange LLC, dated August 17, 2001. *See also* Letter from James A. Brigagliano regarding Class Relief for Fixed Income Exchange Traded Index Funds, dated April 9, 2007; Letter from Josephine Tao regarding Combination Exchange-traded Funds, dated June 27, 2007.

with them. Indeed, several of the index-based products have been so embraced by investors that they are routinely among the highest volume securities on the exchanges on which they trade.[5]

The Dent ETF is not an index-based ETF investing in securities and therefore is ineligible to rely on the class relief letter available to equity ETFs.[6] However, it will meet all of the criteria of the Equity ETF Class Relief Letter with the exception of Conditions 2,3 and 5; that is, the Dent ETF is not an index-based ETF(condition 5); may not hold "a basket of twenty or more" securities, and one security may constitute more than 25% of the total value of the ETF(condition 2); and it is possible that less than 70% of the Dent ETF will be comprised of securities that meet the minimum public float and minimum average daily trading volume thresholds under the "actively-traded securities" definition found in Regulation M for excepted securities during each of the

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5 The SEC has previously granted exemptive or no-action relief under Rules 10a-1, 10b-6, 10b-7, 10b-10, 10b-13, 10b-17, 11 d1-2, 15c1-5, 15c1-6 and Regulation M under the Exchange Act similar to that requested here. *See e.g.,* Letter from Nancy Sanow, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated January 22, 1993 with respect to trading of SPDR Trust, Series *1;* Letter from Nancy Sanow, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated April 21, 1995 with respect to trading of MidCap SPDR Trust; Letters from Larry E. Bergman, Senior Associate Director, Division of Market Regulation to Stuart M. Strauss, Gordon Altman Butowsky, dated December 14, 1998 and December 22, 1998, respecting the trading of the Select Sector SPDR Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated March 3, 1999 with respect to the trading of the Nasdaq 100 Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to Kathleen Moriarty, Carter, Ledyard & Milburn dated May 16, 2000 with respect to the trading of the iShares Trust; Letter from James Brigagliano, Assistant Director,- Division of Market Regulation, to Stuart Strauss, Mayer, Brown & Matt dated September 26, 2000 with respect to the trading of the streetTRACKS® Series Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to W. John McGuire, Morgan, Lewis & Bockius LLP dated July 25, 2002 with respect to the trading of various series funds of the iShares Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Mayer, Brown Rowe & Maw dated October 21, 2002 with respect to the trading of the Fresco[SI] Index Shares Fund; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to Jack P. Drogin, Morgan, Lewis & Bockius LLP dated September 25, 2003 with respect to the trading of the iShares Lehman U.S. Treasury Inflation Protected Securities Fund and the iShares Lehman U.S. Aggregate Bond Fund (each a series of the iShares Trust).

6 Letter from James A. Brigagliano, Acting Associate Director, Division of Market Regulation, to Stuart M. Strauss, Esq., Clifford Chance US LLP (October 24, 2006)("Equity ETF Class Relief Letter").

previous two months of trading prior to formation of the relevant ETF; provided, however, that if the ETF has 200 or more securities, then 50% of the securities must meet the actively-traded securities thresholds(condition 3). We note, however, that each ETF or other exchange traded product held by the Dent ETF itself will have either met all conditions set forth in the applicable class relief letter,[7]or will have received individual relief from the Commission. Accordingly, the Dent ETF will indirectly meet the concerns underlying Conditions 2, 3 and 5 of the Equity ETF Class Relief Letter.

The Dent ETF differs from index-based ETFs to the extent that the Dent ETF is "actively managed." As discussed below, however, like the Index IQ Trust, the Dent ETF's portfolio will be fully transparent and thereby permit arbitrage activity to the same extent as index-based ETFs. In all other material respects, the Dent ETF will operate in the same manner as prior ETFs. Therefore, while the Dent ETF is actively managed and is a fund of funds, we do not believe that it raises any significant new regulatory issues.

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7 *See, e.g.,* letter from Racquel L. Russell, Branch Chief, Office of Trading Practices and Processes, Division of Market Regulation, to George T. Simon, Esq., Foley & Lardner LLP dated June 21, 2006 (*"ETV Class Relief Letter");* Equity ETF Class Relief Letter; Letter from James A. Brigagliano regarding Class Relief for Fixed Income Exchange Traded Index Funds, dated April 9, 2007; Letter from Josephine Tao regarding Combination Exchange-Traded Funds, dated June 27, 2007; SIA Letter. These letters are collectively the "Class Relief Letters."

**The Dent ETF and its Investment Objective**

AdvisorShares Investments, LLC (the "Manager") will serve as the investment adviser to the Dent Tactical ETF (the "Fund"), a series of the Trust. The Fund is sub-advised by H.S. Dent Investment Management, LLC ("Dent"), a Delaware limited liability company organized in 1999. Dent, in consultation with the Manager, handles day-to-day portfolio management of the Fund's assets and is primarily responsible for selecting portfolio securities for the Fund. Dent seeks to achieve the Fund's investment objective by investing primarily in other exchange-traded funds (the "Underlying ETFs"), and shares of certain exchange-traded products, including but not limited to, exchange-traded notes, exchange-traded currency trusts and exchange-traded commodities pools.

The Dent ETF's investment objective is long term growth of capital. The investment objective of the Dent ETF is "non-fundamental" and may be changed upon 60 days' written notice to shareholders.

In selecting Underlying ETFs for the Dent ETF, Dent seeks to identify, through proprietary economic and demographic analysis, the overall trend of the U.S. and global economies, and then implementing investment strategies in asset classes (such as, but not limited to, foreign and domestic equities or fixed income securities) that Dent believes will benefit from these trends. While the model is applied monthly, the holdings of the Dent ETF will be reallocated at Dent's discretion over the course of the month. Dent may consider selling an Underlying ETF based upon the proprietary model for one or more of the following reasons: the Underlying ETF price has reached its target, the Underlying ETF's fundamentals or price appear to be deteriorating, or better Underlying ETF selections are believed to have been identified. In unusual circumstances Dent may select exchange traded products for the Dent ETF if exposure to a particular asset class is not available through an Underlying ETF.

Dent expects that the Dent ETF will hold a diversified portfolio of Underlying ETFs, although there is no limit on the percentage of the Dent ETF's assets which could be invested in one Underlying ETF. With respect to the remainder of the portfolio, the Dent ETF will invest no more than 20% of its assets in a single issuer, except in a period when the Dent ETF adopts a temporary defensive position, during which the Dent ETF may invest more than 20% of its assets in U.S. Government securities. The Dent ETF's portfolio will not contain any Underlying ETFs whose investment adviser is affiliated with the Manager.

**Availability of Information**

On each day the Dent ETF is open (a "Business Day"),[8] before commencement of trading in Shares on the Exchange, it will disclose on its website the identities and quantities of the securities and other assets held by the Dent ETF that will form the basis for the its calculation of net asset value ("NAV") at the end of the Business Day. The website and information will be publicly available at no charge. See also "Sales of ETF Shares" below describing the daily disclosure of In-Kind Creation Securities and "Calculation of Intraday Indicative Value" below.

**Sales of ETF Shares**

Foreside Fund Services, LLC, a registered broker-dealer under the Exchange Act and member of the Financial Industry Regulatory Authority ("Distributor"), acts on an agency basis as the Dent ETF's

[8] A Business Day is any day on which the Exchange is open for business.

principal underwriter. The Distributor will not maintain a secondary market in Shares. The Exchange will designate one or more member firms to act as a market maker and maintain a market for Shares traded on that Exchange. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by the Dent ETF.

The Dent ETF will sell Shares to investors only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. In order to keep costs at a low level and permit the Dent ETF to be as fully invested as possible, Shares will be purchased in Creation Units generally in exchange for the deposit, by the purchaser, of a particular portfolio of securities ("In-Kind Creation Securities")[9], designated by the Manager or Dent, together with the deposit or refund of a specified cash payment as the case may be ("Cash Component"--collectively with the In-Kind Creation Securities, a "Fund Deposit"). The Dent ETF will issue and sell Shares on any Business Day. The NAV will be determined as of the close of the regular trading session on the New York Stock Exchange, Inc. ("NYSE") (ordinarily 4:00 p.m. Eastern time) on each Business Day.

The Trust expects that the In-Kind Creation Securities will generally consist of a *pro rata* basket of the Dent ETF's portfolio.[10] The Cash Component will be equal to the difference, if any, between the NAV per Creation Unit and the market value per Creation Unit of the In-Kind Creation Securities.

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9 The Dent ETF reserves the right to require Creation Units to be purchased for cash.

10 *Ibid.*

In order to defray the transaction expenses, including brokerage costs, that will be incurred by the Dent ETF when investors purchase or redeem Creation Units, it will impose purchase or redemption transaction fees ("Transaction Fees") to be borne only by such purchasers or redeemers.

Creation Units will be aggregations of at least 25,000 Shares. The Trust recognizes that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Dent ETF or in the secondary market, will be subject to the restrictions of Section 12(d)(1) of the 1940 Act except as permitted by an exemptive order that permits investment companies to invest in the Dent ETF beyond those limitations.[11]

Bank of New York Mellon (the "Custodian") will be the Dent ETF's custodian and, in consultation with the Manager and Dent, will, through the facilities of the National Securities Clearing Corporation (the "NSCC"), make available on each Business Day, immediately prior to the opening of trading on the Exchange, a list of the names and the required number of shares of each In-Kind Creation Security included in the current Fund Deposit (based on information at the end of the previous Business Day) for the Dent ETF. Such Fund Deposit will be applicable, subject to any adjustments as described below, in order to effect purchases of Creation Units until such time as the next-announced Fund Deposit composition is made

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[11] The Dent ETF's investments in Underlying Funds will be subject to the restrictions in Section 12(d)(1). As relevant, Section 12(d)(1) would prohibit the Dent ETF from purchasing more than 3% of the outstanding voting stock of one Underlying ETF, allocating more than 5% of its total assets to one Underlying ETF or 10% of its total assets to all Underlying ETFs. However, the Dent ETF may invest in Underlying ETFs which have received exemptive orders that permit Underlying ETFs to sell, and the Dent ETF to invest, in those Underlying ETFs beyond the limitations in Section 12(d)(1) set forth in the prior sentence.

available. In the same manner, the Custodian also will make available the previous day's Cash Component as well as the estimated Cash Component for the current day.

Creation Units may be purchased through orders placed to the Distributor through an "Authorized Participant" which is either (1) a "Participating Party," i.e., a broker-dealer or other participant in the Clearing Process through the Continuous Net Settlement System of the NSCC, a clearing agency that is registered with the Commission, or (2) a DTC Participant, which in either case has executed an agreement with the Distributor, with respect to creations and redemptions of Creation Units ("Participant Agreement"). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. The Distributor will be responsible for transmitting orders to the Dent ETF. Authorized Participants making payment for Creation Units placed through the Distributor must either (1) initiate instructions through the Continuous Net Settlement System of the NSCC as such processes have been enhanced to effect purchases and redemptions of Creation Units (the "Clearing Process") or (2) deposit the Fund Deposit with the Trust "outside" the Clearing Process through the facilities of DTC as described in the SAI.

All orders to create a Creation Unit must be received no later than the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern time) (the "Closing Time") on the date such order is placed, as described in the Participant Agreement, in order for creation of Creation Units to be effected based on the NAV of Shares, as next determined on such date.

**Redemption of Shares**

Beneficial owners of Shares must accumulate enough Shares to constitute a Creation Unit in order to redeem through an Authorized Participant. Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption by the Dent ETF. Shares generally will be redeemed in Creation Units in exchange for a particular portfolio of securities [12]("In-Kind Redemption Securities").[13] The Trust will redeem Shares of the Dent ETF on any Business Day. Consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the 1940 Act. Redemption requests must be received by the Closing Time on a given Business Day to be redeemed that day. The Custodian, through the NSCC, will make available immediately prior to the opening of business on the Exchange (currently 9:30 a.m. Eastern time) on each Business Day, the list of In-Kind Creation Securities (the "Creation List") which will be applicable to a purchase and the list of In-Kind Redemption Securities (the "Redemption List") that will be applicable (each subject to possible amendment or correction in light of an administrative error in compiling the Creation or Redemption List) to redemption requests received in proper form on that day. In some instances, the Creation List may differ slightly from the Redemption List. The In-Kind Creation Securities

[12] The Dent ETF reserves the right to redeem Creation Units for cash.

[13] The Dent ETF will comply with the federal securities laws in accepting In-Kind Creation Securities and satisfying redemptions with In-Kind Redemption Securities, including that the In-Kind Creation Securities and In-Kind Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").

and In-Kind Redemption Securities may differ as a result of revisions to the Dent ETF's portfolio or as a result of corporate actions.

The Dent ETF will have the right to make a redemption payment in cash, in-kind or a combination of each, provided the value of the payment equals the NAV of the Creation Unit being redeemed. The Trust currently contemplates that, unless cash redemptions are available or specified for the Dent ETF, the redemption proceeds for a Creation Unit generally will consist of In-Kind Redemption Securities[14] plus or minus a "Cash Redemption Amount" as the case may be (collectively, an "ETF Redemption"). The Cash Redemption Amount is cash in an amount equal to the difference between the NAV of the Creation Unit being redeemed and the market value of the In-Kind Redemption Securities. A redeeming investor will pay Transaction Fees calculated in the same manner as Transaction Fees payable in connection with the purchase of a Creation Unit. To the extent that any amounts payable to the Dent ETF by the redeeming investor exceed the amount of the Cash Redemption Amount, the investor will be required to deliver payment to the Dent ETF.

**Depository Trust Company**

DTC serves as securities depository for the Shares. The Shares may be held only in book-entry form. DTC, or its nominee, is the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or its participants

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[14] . The Dent ETF reserves the right to redeem Creation Units for cash.

("DTC Participants") (i.e., securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations), some of whom (and/or their representatives) own DTC. Beneficial owners of Shares are not entitled to have Shares registered in their names, and will not receive or be entitled to receive physical delivery of certificates.

Accordingly, to exercise any rights as a holder of Shares, each beneficial owner must rely on the procedures of: (i) DTC; (ii) DTC Participants; and (iii) brokers, dealers, banks and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly, through which such beneficial owner holds its interests.

**Calculation of Intraday Indicative Value**

The Exchange or other market information provider will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing on a per Share basis, the sum of the current value of the In-Kind Creation Securities and the estimated Cash Component. The Trust is not involved in or responsible for the calculation or dissemination of any such amount and makes no warranty as to its accuracy.

**The Trading Market**

The Shares will be listed and traded on the Exchange. Shares will be freely tradable on the Exchange throughout the trading session. The price of Shares trading on the Exchange will be based on a current bid/offer market. The trading market on the Exchange affords investors the opportunity to assume and liquidate positions in Shares at their discretion, permitting them to take advantage of prices at any time during the trading day. This combination of intraday liquidity with the Creation Unit purchase and redemption features creates potential arbitrage opportunities that, in turn, should and historically have proven to mitigate pricing inefficiencies. Indeed, the high degree of historical and expected correlation between ETFs' NAVs and their share prices contrasts with the case of shares of closed-end equity funds which, not having the ability to create and redeem at the fund level, typically trade at a material discount (or premium) to their underlying NAVs.

We believe that, like the funds in the Index IQ Letter, the Dent ETF will not present any new issues with respect to the exemptions which allow for current index-based ETFs to redeem their shares only in Creation Units. While we recognize that the potential for more significant deviations between a security's bid/ask price average and NAV exists with actively-managed ETFs, such deviations should not arise here, because the Dent ETF's portfolio holdings will be fully transparent. [15]As noted previously, on each Business Day before commencement of trading in Shares on the Exchange, the Dent ETF will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by it that will form the basis for the calculation of NAV at the end of the Business Day. The website and information will be publicly available at no charge. Under accounting procedures followed by the Dent ETF, trades made on the prior

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[15] The Board has authorized a Plan pursuant to Rule 12b-1 under the 1940 Act, but no such fee is currently being paid by the Dent ETF and the Board has not approved any payments for the current fiscal year, We believe, if such fees are paid in the future, that such payments would not create more than *de minimis* additional deviations between the NAV and the market price of Shares.

Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Dent ETF will be able to disclose at the beginning of each Business Day the Portfolio Securities and other assets that will form the basis for the NAV calculation at the end of the same Business Day, whether or not the Manager or Dent makes trades for the portfolio during that Business Day. Since market participants will be aware at all times of the Dent ETFs Portfolio Securities and other assets held by it that will form the basis for the NAV calculation, the risk of significant deviation between NAV and market price is similar to that which exists in the case of index-based ETFs.

**Rule 101 of Regulation M**

Subject to certain enumerated exceptions, Rule 101 of Regulation M prohibits a "distribution participant," in connection with a distribution of securities, from bidding for or purchasing, or from attempting to induce any person to bid for or purchase, a "covered security" during the applicable restricted period. "Distribution participant" is defined in Rule 100(b) to include an underwriter or prospective underwriter in a particular distribution of securities, or any broker, dealer or other person who has agreed to participate or is participating in such distribution. We note that Rule 100(b) of Regulation M defines "distribution" for purposes of such Rule as an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

We understand that while broker-dealers that tender In-Kind Creation Securities to the Trust through the Distributor in return for Creation Unit(s) of Shares will not be part of a syndicate or selling group, and no broker-dealer will receive fees, commissions or other remuneration from the Trust or the Distributor for the sale of Creation Units, under certain circumstances they could be deemed to be an "underwriter" or "distribution participant" as those terms are defined in Rule 100(b).

The Trust respectfully requests that the Commission or Staff grant exemptive, interpretive or no-action relief from Rule 101, as discussed below, to permit persons participating in a distribution of Shares to bid for or purchase, or engage in other secondary market transactions in, such Shares during their participation in such distribution.

Paragraph (c)(4) of Rule 101 exempts from its application, *inter alia,* redeemable securities issued by an open-end management investment company (as such terms are used in the 1940 Act). The Trust *is* registered as an open-end management investment company under the 1940 Act. However, the individual Shares are not redeemable except in Creation Units. Due to the redeemability of the Shares in Creation Units, there should be little disparity between the Shares' market price and their NAV per Share. Accordingly, the rationale for exempting redeemable securities of open-end management investment companies from the application of Rule 101 is equally applicable to the Shares. Although redemption is subject to the minimum condition of tendering 25,000 Shares (i.e., a Creation Unit), the Trust is intended to function like any other open-end fund continuously offering its shares. It is in recognition of the special nature of such offerings that open-end management investment company and unit investment company securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. In view of the foregoing, the Trust requests that the Staff confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units, transactions in the Shares would be exempted from Rule 101 on the basis of the exception contained in paragraph (c)(4) of such Rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Creation Units of Shares may be created, and Shares in Creation Units may be redeemed, in-kind at NAV, on any Business Day. Holders of Shares also have the benefit of intra-day secondary market liquidity by virtue of the Exchange listing. Thus, the secondary market price of Shares should not vary substantially from the NAV of Shares. Because of the redeemability of Shares in Creation Units, coupled with the open-ended nature of the Dent ETF, any significant disparity between the market price of the Shares and NAV should be eliminated by arbitrage activity. Because their NAV is largely determined based on the market value of the Portfolio Securities, neither the creation nor redemption of Shares, nor purchases or sales of Shares in the secondary market, will impact the NAV, and such transactions should not have a significant impact on the market value of Shares.

The Trust also respectfully requests relief from the provisions of Rule 101 to the extent necessary to permit persons or entities that may be deemed to be participating in the distribution of the Shares or a Portfolio Security of the Dent ETF to tender Shares for redemption in Creation

Units and to receive as part of redemption proceeds the In-Kind Redemption Securities of the Dent ETF.

The Trust requests, in this regard, that the Staff confirm that the tender of the Shares to the Trust for redemption and the receipt of In-Kind Redemption Securities upon redemption does not constitute a bid for, or purchase of, any of such securities for the purposes of Rule 101, or alternatively, that the Commission or Staff grant exemptive or no-action relief to the extent necessary to permit redemptions of Shares for In-Kind Redemption Securities as described above. Redemption entails no separate bid for any of the In-Kind Redemption Securities. Absent unusual circumstances, the Trust will not purchase In-Kind Redemption Securities in the secondary market to fulfill a redemption request. Therefore, redemptions of Shares cannot be expected to affect the market price of the In-Kind Redemption Securities. The Trust believes that the purchase of In-Kind Redemption Securities, while engaged in a distribution with respect to such securities, for the purpose of acquiring a Creation Unit aggregation of Shares should be exempted from Rule 101. The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Application of Rule 101 in this context would not further the anti-manipulative purposes underlying the Rule.

In view of the lack of any special financial incentive to create Creation Units, combined with a predictable lack of any meaningful potential for the issuance and the secondary market trading of the Shares to affect significantly Share pricing, application of Rule 101 to a broker-dealer or other person who may be participating in a distribution or broker-dealers or other persons in their creation and redemption activities, in their day-to-day ordinary business of buying and selling securities and the Shares, may undermine the potential beneficial market effect of Share trading.

**Rule 102 of Regulation M**

The Trust also requests that the Commission confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units that, for the reasons previously stated under our request with respect to the exemption under Rule 101(c)(4), transactions in the Shares would be exempted from Rule 102 on the basis of the exception contained in paragraph (d)(4) of Rule 102.

Alternatively, the Trust respectfully requests that the Commission grant an exemption under paragraph (e) of Rule 102 to such effect. Application of Rule 102 in this context would not further the anti-manipulative purposes underlying the Rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security. For the reasons described in connection with the requested Rule 101 relief, redemption transactions and secondary market transactions in the Shares are not viable means to manipulate the price of a security in the Dent ETF's portfolio during a distribution of such security. The Trust will redeem the Creation Units of Shares at the NAV of the Shares. Although the Shares will be traded on the secondary market, the Shares may only be redeemed in Creation Units. Thus, the Trust believes that the redemption by the Trust of the Shares at NAV in consideration principally for In-Kind Redemption Securities does not involve the abuses that Rule 102 was intended to prevent.

**Rule 10b-17**

Rule 10b-17 requires an issuer of a class of publicly-traded securities to give notice of certain specified actions (e.g., dividends, stock splits, rights offerings) relating to such class of securities in accordance with Rule 10b-17(b). Paragraph (c) of the Rule, however, states that the Rule shall not apply to redeemable securities issued by open-end investment companies and unit investment trusts registered under the 1940 Act.[16] Except for the fact that redemption is subject to the minimum condition of tendering 25,000 Shares, the Trust is intended to function like any other open-end fund continuously offering its shares.[17] It is in recognition of the foregoing that the Division of Investment Management issued an order permitting the Trust to issue shares with limited redeemability while still treating the Trust like any other open-end investment company. In addition, compliance with Rule 10b-17 would be impractical in light of the nature of the Dent ETF. This is because it is not possible for the Trust to accurately project ten days in advance what dividend, if any, would be paid on a particular record date. Therefore, the exemption under paragraph (c) of Rule 10b-17, which covers open-end investment companies with fully redeemable shares, should be applicable to the Trust.

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16 *See supra* note 5.

17 *See supra* note 5.

**Conclusion**

Based on the foregoing, we respectfully request that the Commission and the Staff grant the relief requested herein. The forms of relief requested are substantially similar to those actions that the Commission and the Staff have taken in similar circumstances, most notably in the Index IQ and Wisdom Tree Letters. If you have any questions please call me at (202) 739.5654 or my colleague Michael Berenson at 202.739.5450.

Sincerely,



W. John McGuire

cc: Bradley Gude
Michael Berenson